4960 Conference Way North, Suite 100

Boca Raton, Florida 33431

September 12, 2011

Mr. Kevin Woody

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 3010

Re:	Bluegreen Corporation

Form 10-K for fiscal year ended December 31, 2010

Filed March 31, 2011

File No. 1-09292

Dear Mr. Woody:

This letter is in response to comments of the Staff regarding the above-referenced filing contained in your letter to me dated August 26, 2011.

Set forth below are the responses of Bluegreen Corporation (the “Company”) to the comments in your letter. The numbering of the responses below corresponds to the numbering set forth in your letter.

Form 10-K for fiscal year ended December 31, 2010

Item 1. Business, page 1

Company Products and Services, page 7

1. We note your response dated May 22, 2009, in which you state that, in future filings, you would disclose that “[w]e consider resorts as ‘core’ . . . even if substantially all of the VOIs in the property have been sold to consumers and, accordingly, we do not continue to hold title to a majority of the resort.” We could not locate this disclosure in your current 10-K. In future Exchange Act periodic reports, please disclose the nature of your title to, or other interest in, your material core resorts and communities or advise.

The Company acknowledges the Staff’s comments regarding the statement contained in its May 22, 2009 response to the Staff. At the time of such response, the Company categorized its resorts as either “Core Resorts” or “Other Resorts.” The Company subsequently changed the title of these categories such that resorts previously designated as “Core Resorts” are now classified as “Club Resorts,” and resorts previously designated as “Other Resorts” are now classified as “Club Associate Resorts.” In that regard, the Company notes the table set forth on pages 1-2 of the 10-K listing its “Club Resorts” and “Club Associate Resorts” as well as the more detailed description of each “Club Resort” and “Club Associate Resort” on pages 7-15 of the 10-K. The Company additionally refers the Staff to the following disclosures contained in the 10-K which, consistent with the statement made by the Company in its May 22, 2009 response to the Staff, relate to the Company’s title to or interest in its resorts:

Disclosure	Location in 10-K

“Throughout this Annual Report on Form 10-K (“Annual Report”), any reference to “Club Resorts” refers to resorts where we developed or acquired a significant number of VOIs associated with the resorts, even if substantially all of the VOIs in the property have been sold to consumers. “Club Associate Resorts” refers to resorts within the Bluegreen Vacation Club where we did not acquire or develop a significant number of the VOIs associated with the resorts.”	Footnote 1 to table located on pages 1-2

“We consider a resort to be a Club Resort if we acquired or developed a significant number of VOIs in the respective resort, even if substantially all of the VOIs in the property have been sold to consumers.”	First paragraph of page 7

“A Club Associate Resort is a resort developed by a third-party, in which Bluegreen may have acquired timeshare interests for resale or in which Bluegreen has sold VOIs on behalf of a third-party in connection with our fee-based services sales and marketing business.”	Second paragraph of page 7

The Company confirms that it will continue to disclose the nature of its title to, or other interest in, its material resorts and communities in future Exchange Act periodic reports.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Executive Overview, page 40

Notes Receivable and Allowance for Loan Losses, page 42

2. Please tell us and disclose in future periodic filings the amount of allowance for loan losses related to both securitized and non-securitized notes receivable as of each balance sheet date presented. Please tell us and include disclosure in future periodic filings the analysis performed by management in determining which notes receivable are selected for securitizations.

The following table sets forth the Company’s allowance for loan losses related to securitized and non-securitized notes receivable as of December 31, 2010, March 31, 2011 and June 30, 2011 (in thousands).

Balance Sheet Date	Allowance for Loan Losses
	Securitized Notes Receivable	Non-Securitized Notes Receivable
December 31, 2010	$113,205	$29,955
March 31, 2011	$100,942	$27,830
June 30, 2011	$90,304	$26,321

In future periodic filings, the Company will disclose the amount of its allowance for loan losses related to both securitized and non-securitized notes receivable as of each balance sheet date presented in the filing.

The Company monetizes its notes receivable by transferring the notes to warehouse purchase facilities, in which case the notes are legally sold to a special purpose entity for the benefit of a financial institution or conduit, or by pledging the notes as collateral for a receivables hypothecation loan. The Company attempts to maintain these diversified liquidity sources for its notes receivable in order to mitigate the risks of being too dependent on an individual source. Each such facility has eligibility standards for the notes receivable that may be sold or pledged under the facility. It is generally contemplated that notes receivable transferred to a warehouse purchase facility will ultimately be included in a future securitization of the transferred notes. The notes receivable securitized are determined during the negotiation of the securitization transaction, with the characteristics of the notes receivable selected determining the terms of the transaction. Notes receivable previously pledged as collateral for a receivable hypothecation loan may also be included in a term securitization transaction, however such notes are generally not included if inclusion would result in a significant prepayment penalty. Further, based on the size and timing of the securitization, the Company may also choose to include newly originated notes receivable. In addition, the specific characteristics of the notes receivable factor into whether such notes would be desirable to include in a securitization. Such factors may include delinquency status, FICO® score, interest rate, remaining term, outstanding balance and whether the obligor is foreign or domestic. In future periodic filings, the Company will include disclosure to this effect, subject to future changes as appropriate.

Liquidity and Capital Resources, page 61

3. In future Exchange Act periodic reports, please supplement your discussion of sources of cash with a discussion of anticipated cash uses for the remaining fiscal year, including any anticipated development and redevelopment costs, acquisition costs, debt principal and interest payments.

The Company notes the following disclosure contained on page 68 of the 10-K within the Commitments discussion of the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition:

“Our material commitments as of December 31, 2010 included the required payments due on our receivable-backed debt, lines-of-credit and other notes payable, commitments to complete our Bluegreen Resorts and Communities projects based on our sales contracts with customers and commitments under noncancelable operating leases.

The following table summarizes the contractual minimum principal, net of unamortized discount, required on all of our outstanding debt (including our receivable-backed debt, lines-of-credit and other notes and debentures payable) and our noncancelable operating leases by period date, as of December 31, 2010 (in thousands):

	Payments Due by Period
	Less than 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Receivable-backed notes payable	$—	$—	$80,823	$491,108	$571,931
Lines-of-credit and notes payable	52,396	74,522	12,909	2,293	142,120
Jr. subordinated debentures	—	—	—	110,827	110,827
Noncancelable operating leases	9,379	12,986	9,819	26,206	58,390

Total contractual obligations	$61,775	$87,508	$103,551	$630,434	$883,268

(1)	Legacy Securitization payments included in the Receivable-backed notes payable after 5 years are presented net of a discount of $2.6 million.

We estimate that the cash required to satisfy our development obligations related to resort buildings and resort amenities was approximately $6.0 million as of

December 31, 2010. We estimate that the cash required to satisfy our development obligations related to communities was approximately $5.0 million as of December 31, 2010. These amounts assume that we are not obligated to develop any building, project or amenity in which a commitment has not been made pursuant to a sales contract with a customer; however, we anticipate that we will incur such obligations in the future. We plan to fund these expenditures over the next three to ten years, primarily with cash generated from operations. There is no assurance that we will be able to generate the cash from operations necessary to complete these commitments or that actual costs will not exceed the amounts estimated.”

While the Company believes that the foregoing disclosure is generally responsive to the Staff’s comment, this confirms that the Company will disclose material anticipated cash uses for development, redevelopment and acquisition costs. Such additional information will be provided in future Exchange Act periodic reports.

Credit Facilities, page 62

4. We note that your credit facilities contain financial covenants. To the extent you have material sources of liquidity, such as a credit facility, that include financial covenants that may restrict future financing flexibility, please include a more detailed discussion of these covenants in future Exchange Act periodic reports. In addition, please confirm that in future Exchange Act periodic reports you will disclose your actual financial covenant ratios to the extent that compliance with the ratio is having a material impact on your financial flexibility, such as by precluding new indebtedness.

The Company does not believe that the financial covenants contained in its credit facilities and other financing arrangements that represent material sources of liquidity restrict the Company’s ability to obtain financing or otherwise have a material impact on the Company’s financial flexibility. However, to the extent the Company in the future determines that financial covenants contained in its material sources of liquidity, including credit facilities, may reasonably be expected to restrict future financing flexibility, the Company will include a detailed discussion of any such financial covenants. The Company additionally confirms that it will disclose its actual financial covenant ratios to the extent that compliance with such ratios is having a material impact on the Company’s financial flexibility.

Commitments, page 68

5. In future periodic reports, please disclose the cash requirements for interest on your outstanding debt obligations or tell us why such disclosure is not necessary. Refer to footnote 46 of SEC Interpretive Release 33-8350.

This is to confirm that, in its future periodic reports, the Company will disclose the cash requirements required to fund interest on its outstanding debt obligations.

In connection with this response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company has attempted to address the comments raised in your letter and any concerns that the Staff may have. If you have any questions or require any additional information, please feel free to contact me at (561) 912-8270. Thank you for your assistance.

Sincerely,

/s/ Anthony M. Puleo
Anthony M. Puleo
Senior Vice President, Chief Financial
Officer and Treasurer